UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Kaminski, Mark V.
   Commonwealth Industries, Inc.
   500 West Jefferson Street, Suite 1900
   Louisville, KY  40202
   USA
2. Issuer Name and Ticker or Trading Symbol
   Commonwealth Industries, Inc.
   CMIN
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 31, 2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Board of Directors, President and Chief Executive Officer
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock                 |--    |--  |--                |-- |--         |93,144             |D     |                           |
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Common Stock                 |12/10/|--  |175,000           |D  |$5.55      |0(a)               |D     |                           |
                             |01    |    |                  |   |           |                   |      |                           |
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Common Stock                 |--    |--  |--                |-- |--         |3952.274(b)        |I     |401(k)                     |
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Common Stock                 |--    |--  |--                |-- |--         |0.264(c)           |I     |DRIP                       |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Stock Option            |$14.00  |--   |--  |-- --      |A,D|03/27|03/27|Common Stock|20,000 |--     |20,000      |D  |            |
                        |        |     |    |           |   |/98  |/05  |            |       |       |            |   |            |
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Stock Option            |$16.750 |--   |--  |-- --      |A,D|02/02|02/02|Common Stock|40,000 |--     |40,000      |D  |            |
                        |        |     |    |           |   |/99  |/06  |            |       |       |            |   |            |
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Stock Option            |$15.375 |--   |--  |-- --      |A,D|01/01|01/01|Common Stock|40,000 |--     |40,000      |D  |            |
                        |        |     |    |           |   |/00  |/07  |            |       |       |            |   |            |
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Stock Option            |$14.50  |--   |--  |-- --      |A,D|01/01|01/01|Common Stock|40,000 |--     |40,000      |D  |            |
                        |        |     |    |           |   |/01  |/08  |            |       |       |            |   |            |
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Stock Option            |$8.810  |--   |--  |-- --      |A,D|01/01|01/01|Common Stock|100,000|--     |100,000     |D  |            |
                        |        |     |    |           |   |/02  |/09  |            |       |       |            |   |            |
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Stock Option            |$12.844 |--   |--  |-- --      |A,D|01/01|01/01|Common Stock|100,000|--     |100,000     |D  |            |
                        |        |     |    |           |   |/03  |/10  |            |       |       |            |   |            |
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Stock Option            |$4.219  |--   |--  |-- --      |A,D|01/01|01/01|Common Stock|100,000|--     |100,000     |D  |            |
                        |        |     |    |           |   |/04  |/11  |            |       |       |            |   |            |
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Phantom Stock           |1 for 1 |(d)  |A   |1503.44 -- |A,D|(e)  |(e)  |Common Stock|52,385.|--     |52,385.99   |D  |            |
                        |        |     |    |           |   |     |     |            |99     |       |            |   |            |
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
Explanation of Responses:
(a) Common stock disposed of to the issuer with advance approval pursuant to the Company's 1999 Executive Stock Purchase Incentive Plan.
(b) During 2001, the reporting person acquired 3952.274 shares of stock under the Company's 401(k) Plan.
(c) Shares purchased pursuant to Company's Dividend Reinvestment
Plan.
(d) Phantom stock units accrued between January 1 and December 31, 2001 under the Company's Deferred Compensation Plan at prices ranging from $3.88 to $6.50 per share.
(e) Phantom stock units are to be settled in common stock or cash upon retirement, termination or another date as provided under Company's Deferred Compensation
Plan.
SIGNATURE OF REPORTING PERSON
Mark V. Kaminski by Lenna Ruth Macdonald (POA)
DATE
February 13, 2002